# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G8192N103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001510589

## Reporting persons
- Hillhouse Investment Management, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 33,080,846; shared voting power 0; sole dispositive power 33,080,846; shared dispositive power 0; aggregate amount beneficially owned 33,080,846 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 CARILLON PARKWAY ST. PETERSBURG FL 33716

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company ("HIM" or the "Reporting Person") with respect to the class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), of Webull Corp. (the "Company") held by WBL Holding L.P. ("WBL") and WBL2 Holdings Limited ("WBL2"). HIM acts as the sole management company of Hillhouse Focused Fund Growth V, L.P. ("Growth Fund"). Each of WBL and WBL2 is wholly owned by Growth Fund. HIM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Class A Ordinary Shares held by WBL and WBL2.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 378,563,226 Class A Ordinary Shares outstanding as of May 9, 2025, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on May 9, 2025.
Percent of class: 8.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). WBL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hillhouse Investment Management, Ltd.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (08/14/2025)